UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014450

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50414~~ 52013

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, Suite 1806
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Benhamou (212) 509-4400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 2 0 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Benhamou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

2/27/03

Andrea Greenberg

Notary Public

February 27, 2003

ANDREA GREENBERG
Commissioner of Deeds
City of New York Number 4-6197
Certificate Filed in New York County
Commission Expires on August 9, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

LOUIS CAPITAL MARKETS, LLC

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Louis Capital Markets, LLC

We have audited the accompanying statement of financial condition of Louis Capital Markets, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Louis Capital Markets, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2003

LOUIS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	2,215,378
Receivable from clearing broker, including clearing deposit of $1,000,000		1,214,850
Property and equipment, net		144,700
Other assets		69,814
	$	3,644,742
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	492,104
Capital lease obligations		83,484
Total liabilities		575,588
Members' equity		3,069,154
	$	3,644,742

See accompanying notes to financial statements.

LOUIS CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Louis Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company, which was approved by the NASD on January 24, 2000, is engaged in retailing corporate equity securities over-the-counter.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Office equipment	5 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Income Taxes

No provision for income taxes has been recorded because the Company, as a limited liability company, has elected to be taxed as a partnership. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $2,896,000, which was approximately $2,796,000 in excess of its minimum requirement of approximately $100,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Property and equipment

At December 31, 2002, office equipment consisted of the following:

Computer equipment	$	127,135
Office equipment		130,102
Furniture and fixtures		43,170
Leasehold improvements		11,589
		311,996
Less accumulated depreciation and amortization		167,296
	$	144,700

Included in office equipment at December 31, 2002 is $244,875 relating to assets recorded under capital leases. Included in accumulated depreciation at December 31, 2002 is $123,964 of depreciation relating to assets recorded under capital leases.

6. Liabilities subordinated to claims of general creditors

In January 2002, the Company prepaid its $250,000 subordinated loan with one of its members, which was in accordance with an agreement approved by the NASD. The subordinated loan was to mature on August 31, 2003, and bore interest at 7.25% per annum.

7. Off-balance sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions of these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivables from the clearing broker are pursuant to these clearance agreements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. Leases

The Company has various lease agreements for office space and certain office equipment through November 30, 2004.

Future minimum lease payments at December 31, 2002, under agreements classified as operating leases in excess of one year, are approximately as follows:

Year ending December 31,		
2003	$	143,000
2004		131,000
	$	274,000

8. Leases (continued)

Future minimum lease payments at December 31, 2002, under agreements classified as capital leases in excess of one year, are approximately as follows:

Year ending December 31,		
2003	$	44,200
2004		37,200
2005		10,400
		91,800
Less amount representing interest		8,300
Present value of net minimum lease payments	$	83,500

9. Required tax distribution

As per the membership agreement, the Company is required to make a tax distribution no less than an amount determined by multiplying the net income of the Company by the highest combined applicable federal, state and local tax rates. For the year ended December 31, 2002 this amount will approximate $1,500,000. Management expects to pay this tax distribution within the first quarter of 2003.

10. Customer concentration

Approximately 12% of the Company's revenues for the year ended December 31, 2002 were attributable to one group of customers.